Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 13 November 2007, in connection with Orkla`s option programme, 10 000 options were exercised at a strike price of NOK 27.20.

A total of 8,509,675 options in Orkla have currently been issued. . Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 796,500 synthetic options of the cash bonus programme.

Orkla holds 13,068,790 of its own shares.

Orkla ASA
Oslo, 14 November 2007

Contact:
Rune Helland, SVP Investor Relations
Tel.: +47 2254 4411

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 13 November 2007 bought 4,275,000 shares in Orkla ASA at an average share price of NOK 98.51.

After this transaction, Stein Erik Hagen and his close associates own 219,375,000 shares in Orkla ASA, corresponding to 21.2 % of outstanding shares in Orkla.

The board of directors of Orkla ASA will upon request consider the acquisition as Stein Erik Hagen and his close associates own more than 20% of the shares in Orkla ASA according to applicable concession legislation. The acquisition also requires that Canica obtains concession from relevant concession authorities

Contacts:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411

END